July 11, 2024

Mr. Uwem Bassey

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re: THUMZUP MEDIA CORPORATION

Registration Statement on Form S-1

Filed June 20, 2024

File No. 333-279828

Dear Mr. Bassey:

This letter is being furnished in response to the comment(s) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated July 2, 2024 (the “Comment Letter”), to Thumzup Media Corporation (the “Company”) with respect to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 20, 2024 (the “S-1”).

This letter provides the Company’s response(s) to the Staff’s comment(s) contained in the Comment Letter. The text of the Staff’s comment(s) is set forth below, followed by the response(s) of the Company. The Company is also submitting a revised offering statement (the “Revised Offering Statement”) along with this response letter.

Amendment No. 1 to Form S-1

General

1. In response to prior comment 1, we note that you added Isaac Dietrich as a named executive officer. Please revise to include Isaac Dietrich as well as all director nominees in the beneficial ownership table. See Item 403 of Regulation S-K. Also, ensure that you include all related party disclosure regarding Isaac Dietrich. See Item 404 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has included Isaac Dietrich as well as all director nominees in the beneficial ownership table on page 46 of the S-1, per the Staff’s request. Additionally, we have added all related party disclosure regarding Isaac Dietrich on page 49 of the S-1.

If you need any additional information or have any follow up questions, please feel free to contact Jesse L. Blue, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

By:	/s/ Robert Steele
Name:	Robert Steele
Title:	Chief Executive Officer

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW